

January 12, 2015

Ken Ren
Chief Financial Officer
China Green Agriculture, Inc.
300 Walnut Street, Suite 245
Des Moines, Iowa 50309

> **Re:** **China Green Agriculture, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 15, 2014**
> **File No. 001-34260**

Dear Mr. Ren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Risk Factors, page 25

Risks Related to Our Business, page 25

We have not obtained the land use right…., page 31

1. Please refer to your response to comment two in your response letter to the SEC Staff dated July 19, 2012. In this regard, you agreed to revise your disclosure concerning the disputed land use right to discuss the progress of receiving the land use right, the probability you might not receive it, the reasons why it may not be granted, and the financial exposure in RMB and USD. Please revise your disclosure accordingly and include disclosure of any current developments in this land use right.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 59

2. We note from your disclosure on page 61 that the significant increase in unearned revenue, or customer deposits between June 30, 2013 and June 30, 2014 is largely attributable to the advancement deposits made by clients for the following purposes: 1) reservation and storage for the coming plant season; and 2) locking up lower priced raw material in anticipation of price rise from this February. In light of the fact that it appears that these customer deposits also increased significantly in the quarter ended September 30, 2014, please explain to us, and revise your MD&A section to disclose when you expect to recognize the revenue related to these deposits.

Item 9A. Controls and Procedures, page 65
Management Report on Internal Control over Financial Reporting, page 65

3. We note from Management's Report on Internal Control over Financial Reporting, that management assessed your internal control over financial reporting as of the year ended June 30, 2014 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Please tell us, and revise to disclose whether you used the 1992 or 2013 COSO framework in your assessment.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

4. We note that the first paragraph of your independent auditors report indicates that the audits also included the financial statement schedule listed in the Index at Item 15(a) 2. However, it does not appear that this financial statement schedule has been included in your Form 10-K filing. Please provide for us, and revise to disclose, the information included in this financial statement schedule.

Notes to Consolidated Financial Statements, page F-6

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Accounts receivable, page F-7

5. It appears that your accounts receivable balance has significantly increased between June 30, 2012 and June 30, 2014, however your allowance for doubtful accounts has not increased in similar proportion. In this regard, the allowance for doubtful accounts has decreased from 1% of accounts receivable at June 30, 2012, to .2% of total accounts receivable at June 30, 2014. Please explain to us why you believe your allowance for doubtful accounts is

adequate as of June 30, 2014. As part of your response, please provide us an accounts receivable aging analysis as of June 30, 2013 and 2014.

Deferred assets, page F-8

6. We note that your balance of deferred assets has increased significantly in each of the last two fiscal years. We also note your disclosure that deferred assets represent amounts that distributors owed to the company in their marketing efforts and developing standards stores to expand the company's product competitiveness and market shares, and such amount will be expensed over three years, the term stated in the cooperation agreement. We further note from page F-11 that these marketing related assets were previously included in PP&E as of June 30, 2013 but were reclassified from property, plant and equipment to deferred assets during 2014. Given that you disclose that the amounts are owed to you from distributors, but are a cash outflow in the statement of cash flows, the nature of this asset is unclear. Please clearly explain to us the nature of the amounts paid to the distributors and tell us why you believe the amounts are appropriately capitalized under ASC 340-20. Your response should clearly explain your accounting, including why the deferred amounts represent an asset and explain the reasons for the significant increase in recent years. Also, please tell us why you believe they are appropriately presented as an investing cash flow on the statement of cash flows. We may have further comment upon receipt of your response.

Note 3 – Inventories, page F-12

7. We note your statement on page 13 that efficient production methods allow you to maintain low inventory levels. We further note from page 7 that large fertilizer inventory levels do not guarantee profits. In this regard, please tell us why your inventory levels have increased significantly from fiscal 2013 to fiscal 2014 and have continued to increase as of your September 30, 2014 10-Q.

Note 10 – Stockholders' Equity, page F-19

8. We note from your disclosure in Note 10 that over the last few years you have granted shares of restricted stock to certain officers, directors and employees, which vest in various installments. Please revise your disclosure in Note 10 to include all disclosures required by ASC 718-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief